UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35755 / September 22, 2025

_____

In the Matter of   :
                                                                                          :
MAIN STREET CAPITAL CORPORATION   :
MSC INCOME FUND, INC.   :
MSC ADVISER I, LLC   :
MAIN STREET CA LENDING, LLC   :
MAIN STREET CAPITAL III, LP   :
MAIN STREET EQUITY INTERESTS, INC.   :
MAIN STREET MEZZANINE FUND, LP   :
MSCC FUNDING I, LLC   :
MSC CALIFORNIA HOLDINGS LP   :
MSC EQUITY HOLDING, LLC   :
MSC EQUITY HOLDING II, INC.   :
MSIF FUNDING, LLC   :
MS PRIVATE LOAN FUND I, LP   :
MS PRIVATE LOAN FUND II, LP   :
                                                                                          :
1300 Post Oak Boulevard   :
8th Floor   :
Houston, TX 77056   :
                                                                                          :
(812-15808)   :
_____   :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Main Street Capital Corporation, *et al*. filed an application on May 21, 2025 and an amendment
to the application on August 14, 2025, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain business development companies and
closed-end management investment companies (collectively, the "Regulated Funds") to co-invest
in portfolio companies with each other and with certain affiliated investment entities.

On August 25, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35723). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Main Street Capital Corporation, *et al*. (File No. 812-15808) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.